FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the First Quarter Period Ended March 31, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports first quarter 2005 results: Net operating profit up 16.1% compared with first quarter 2004”, dated April 27, 2005.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS for Three Months Period Ended March 31, 2005
4.	Press release entitled “BNP Paribas Private Bank to acquire Nachenius, Tjeenk & Co. N.V. from ABN AMRO”, dated April 19, 2005.
4.	Press release entitled “ABN AMRO: Bank of Italy approves increase stake in Banca Antonveneta to 20%”, dated April 19, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: April 27, 2005	By:	/s/ Drs. T de Swaan

		Name:	Drs. T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1
Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 27 April 2005
ABN AMRO reports first quarter 2005 results: Net operating profit up 16.1% compared with first quarter 2004

First quarter 2005 performance (compared with the first quarter of 2004, excl. Private Equity cons. effect)
➢   Operating income up (+2.8%) due to solid growth in the C&CC SBU and the BU Private Equity
➢   Operating result increased (+2.2%) due to good performances in C&CC SBU and the BU Private Equity
➢   Provisions significantly lower (-52.6%) driven by WCS and the BU NA
➢   Net operating profit up (+16.1%)
➢   Net profit grew strongly (+36.4%) excluding gain on sale of Bank Austria and discontinued operations

First quarter 2005 performance (compared with the fourth quarter of 2004, excl Private Equity cons. effect)
➢   Operating income relatively stable (-0.2%)
➢   Operating expenses down (-3.0%) due to lower expenses in WCS, Bouwfonds and Asset Management
➢   Operating result up (+7.1%) due to increases in WCS, Bouwfonds and Group Functions
➢   Provisions significantly lower (-40.7%) driven by WCS
➢   Net operating profit up (+5.4%), excluding results from discontinued operations and special items

Chairman’s statement

“The solid growth of our net operating profit compared with the same period last year was satisfactory, as was driven by our Consumer and Commercial Clients business, despite the much lower results from the US mortgage business. In this regard, the performances of the Business Units Netherlands, Brazil, North America and Bouwfonds were good. The increase in net operating profit was also helped by lower provisioning in Wholesale Clients and the BU North America,” said Chairman of the Managing Board Rijkman Groenink. “Although the operating result improved quarter-on-quarter, returns in WCS were not adequate. Improving these returns continues to be a key priority, which is evidenced by the WCS restructuring and changes announced in December 2004, a new management team, streamlining of the WCS organisation, the increased focus on mid-market clients, growth in structured derivatives and the establishment of the Transaction Banking Group. We therefore expect the performance of WCS to improve during the year.”

Key figures group results first quarter 2005

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Operating result	1,349	1,260	7.1	(0.3)	1,320	2.2	1.8
Provisioning	99	167	(40.7)	(42.3)	209	(52.6)	(55.3)
Operating profit before tax	1,250	1,093	14.4	6.1	1,111	12.5	12.6
Net operating profit	914	868	5.3	(1.3)	787	16.1	16.3
Net operating profit **	895	849	5.4	(1.3)	771	16.1	16.3
Net profit incl. spec. items	895	1,259	(28.9)	(33.4)	825	8.5	8.7
Earnings per share (euros)	0.54	0.51	5.9		0.50	8.0
Idem incl. spec. items	0.54	0.75	(28.0)		0.50	8.0
Efficiency ratio	69.7%	71.7%			69.5%

(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)
(** incl. minority interests & excl. restr. charge and buy off CLA)

	31 Mar 05	31 Dec 04	% change

(in billions of euros)
Total assets	742.9	701.8	5.9
Group capital	35.6	33.2	7.2
Risk-weighted assets	245.6	231.6	6.0
Core tier 1 ratio	6.29%	6.32%
BIS tier 1 ratio	8.40%	8.46%
BIS capital ratio	11.25%	11.06%

ABN AMRO Group

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	2,240	2,151	4.1	5.5	2,219	0.9	3.2
Net commissions	1,067	1,206	(11.5)	(12.3)	1,097	(2.7)	(1.6)
Net trading	386	282	36.9	35.3	416	(7.2)	(6.5)
Results from fin. transactions	391	293	33.4	(14.8)	255	53.3	39.5
Results equity holdings	80	101	(20.8)	(21.3)	9
Other revenue	281	419	(32.9)	(33.7)	330	(14.8)	(13.9)

Total operating income	4,445	4,452	(0.2)	(3.0)	4,326	2.8	3.5
Total operating expenses	3,096	3,192	(3.0)	(4.1)	3,006	3.0	4.2

Operating result	1,349	1,260	7.1	(0.3)	1,320	2.2	1.8

Efficiency ratio	69.7%	71.7%			69.5%
(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)

As from 1 January 2005, ABN AMRO is reporting its results in accordance with International Financial Reporting Standards (IFRS). All figures in the press release, including comparisons with previous quarters, are on an IFRS basis. A number of new lines have been introduced in the financial tables as follows:

-	net trading
-	results equity holdings (accounted for according to the equity method)
-	total operating income (instead of revenue under Dutch GAAP)
-	total operating expenses (instead of expenses under Dutch GAAP)
-	net operating profit
-	discontinued operations

Financial summary

First quarter 2005 compared with first quarter 2004

  Total operating income increased due to strong income growth in almost all Business Units (BUs) of the Consumer and Commercial Clients (C&CC) business, especially the BUs Netherlands (BU NL), Brazil, Bouwfonds and North America (BU NA), and Private Equity (excluding the consolidation effect). In terms of the various operating income lines, the increase of EUR 119 mln is due to higher results from financial transactions and better results from equity holdings, mainly our stakes in Banca Antonveneta and Capitalia. The higher results from financial transactions were generated in WCS, which benefited from improved fixed income results, and Private Equity, which had higher results due to fair value revaluations, exits and dividends received. The first quarter of 2004 benefited from a one-off EUR 115 mln gain on the sale of the stake in Bank Austria. Excluding that gain, operating income in the first quarter of 2005 increased by 5.6%.

  Operating expenses went up mainly due to an increase at Bouwfonds and higher spending on compliance across the Group. Higher expenses at Bouwfonds were due to increased staff costs, as permanent staff were added due to higher activity, and the acquisitions of MAB and the Staal Bankiers portfolio.

  The operating result improved due to the strong performance of C&CC across all BUs, and to a lesser extent, that of the BU Private Equity. This more than offset the lower results from WCS and the absence of the EUR 115 mln one-off gain from Bank Austria in the first quarter of 2005.
  Excluding the EUR 115 mln gain, the operating result improved by 12.0%.

  Provisions for loan losses were substantially lower due to the net release of provisions in WCS and lower provisioning in the BU NA, reflecting the good credit quality of the loan portfolios and the continued benign global credit environment.

  Taxes were virtually flat in absolute terms. The effective tax rate was 27.4% compared with 29.6% for the first quarter of 2004 due to improved tax exempt results on our stakes in Banca Antonveneta and Capitalia.

  Net operating profit, which does not include the EUR 54 mln net profit contribution from LeasePlan and Bank of Asia in the first quarter of 2004, went up by 16.1%.

  Net profit was up 8.5% as the increase in C&CC, especially the BU NA and BU NL, and the increase in BU Private Equity, more than offset the decline in Group Functions and WCS. The decrease in net profit of Group Functions is mainly due to the absence in the first quarter of 2005 of the EUR 115 mln gain on the sale of our stake in Bank Austria. Excluding this gain and the contributions from LeasePlan and Bank of Asia (EUR 54 mln booked under results from discontinued operations), net profit was up 36.4%.

  In summary, we have been able to grow our businesses while maintaining a disciplined approach to costs and credit quality.

First quarter 2005 compared with fourth quarter 2004

  Total operating income was stable as better contributions from WCS, Bouwfonds, the BU NL and Group Functions offset declines in the BU Private Equity and the BU NA. In terms of the various income lines, increases in net interest (BU Brazil and BU NA and WCS) and net trading and results from financial transactions (WCS) compensated for lower net commissions (mainly WCS and BU Brazil) and lower other revenue (BU NA).

  Operating expenses were lower as the cost decline in WCS, Bouwfonds and Asset Management more than compensated for the increase in the BU NL. The cost base of BU NL was impacted by the transfer of Stater from the BU NGM to the BU NL. Excluding Stater operating expenses in the BU NL were stable.

  The operating result went up as better performances by WCS, Bouwfonds and Group Functions more than compensated for lower contributions from the BU Private Equity and the BU NA. As a consequence, the efficiency ratio improved by 2.0 percentage points to 69.7%.

  Provisions for loan losses decreased, mainly due to the release of provisions in WCS.

  Taxes went up as the effective tax rates increased in a number of BUs. The effective tax rate (excluding special items) for the group went up from 20.6% to 27.4%.

  Net operating profit, excluding results from discontinued operations and special items, increased. This was mainly due to higher contributions from WCS, Bouwfonds, the BU NGM and Group Functions, which more than offset lower contributions from Private Equity, BU NA and BU NL.

  Risk-weighted assets (RWA) went up by EUR 14 bln, almost evenly split between WCS and C&CC. The increase in WCS was the result of growth in the loan portfolio and the impact of currency variations. RWA in C&CC went up mainly due to increases in the BU NL and Bouwfonds.

  Capital ratios. The tier 1 ratio at 31 March 2005 was 6 basis points lower at 8.40%. The core tier 1 ratio decreased by 3 basis points to 6.29%. The total BIS ratio stood at 11.25%, an increase of 19 basis points. It should be noted that the ratios for 31 December 2004 in this press release have changed compared with the press release of 7 February 2005, as we have decided not to neutralise the dilutive effect of the final dividend for 2004 due to the proposed acquisition of Banca Antonveneta. As a result, the cash outflow related to the neutralisation does not have to be taken into account in the calculation of the capital ratios.
Recent developments

On 14 March 2005 ABN AMRO announced that it has agreed to acquire Bank Corluy from its current shareholders. The acquisition marks a step forward in our efforts to strengthen our private banking position in Belgium. In addition to a solid operating platform, Bank Corluy provides complementary local product capabilities and an attractive client franchise. Assets under Administration of Bank Corluy are EUR 1.5 bln. The transaction is expected to be completed in the second quarter of 2005.

ABN AMRO announced on 22 March 2005 that it planned to create a separate mortgage unit under BU NL. By merging the mortgage activities of the BU NL and Bouwfonds, a more effective market player will be created. Due to this change, 60% of the mortgage administration company Stater, which was reported in the BU NGM and the mortgage finance activities of Bouwfonds (including 40% of Stater), will be transferred to the BU NL. The transfer of Stater from BU NGM to BU NL is effective from 1 January 2005. The mortgage and Stater activities reported under Bouwfonds will be transferred during the remainder of 2005.

On 15 April 2005, the board of directors of Banca Antonveneta gave a positive recommendation to ABN AMRO’s EUR 25 per share cash offer for the company. This follows the earlier approval by the Italian bourse regulator CONSOB for the offering documents. ABN AMRO announced on 30 March the proposed offer for Banca Antonveneta as part of its strategy to reinforce its mid-market client base in markets with strong growth potential. ABN AMRO is already a shareholder in Banca Antonveneta. As part of the funding of the planned acquisition, ABN AMRO issued 135 million shares at a price of EUR 18.65 per share.

On 19 April 2005, ABN AMRO and BNP Paribas announced that they entered into an agreement whereby BNP Paribas Private Bank will acquire Nachenius, Tjeenk & Co. N.V., an exclusive Dutch private bank from ABN AMRO. Nachenius, Tjeenk & Co. manages over EUR 1.3 billion. The decision to sell Nachenius, Tjeenk & Co. is in accordance with ABN AMRO Private Banking's strategy to focus on core activities.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	1,814	1,725	5.2	3.5	1,656	9.5	10.3
Net commissions	436	455	(4.2)	(5.5)	426	2.3	3.8
Net trading	40	60	(33.3)	(33.5)	29	37.9	40.7
Results from fin. transactions	7	(22)			(61)
Results equity holdings	22	25	(12.0)	(13.6)	18	22.2	25.0
Other revenue	248	340	(27.1)	(27.9)	282	(12.1)	(10.8)

Total operating income	2,567	2,583	(0.6)	(2.1)	2,350	9.2	10.2
Total operating expenses	1,647	1,655	(0.5)	(1.9)	1,603	2.7	3.6

Operating result	920	928	(0.9)	(2.5)	747	23.2	24.5
Provisioning	143	148	(3.4)	(5.8)	169	(15.4)	(16.9)

Operating profit before taxes	777	780	(0.4)	(1.9)	578	34.4	36.6
Taxes	243	254	(4.3)	(5.4)	163	49.1	52.0

Net operating profit	534	526	1.5	(0.2)	415	28.7	30.5
Discontinued operations (net)	0	0			8
Minority interests	3	(8)			2

Net profit	531	534	(0.6)	(2.2)	421	26.1	28.0

Restructuring charge		(352)
Taxes on restructuring charge		122

Net profit including spec. items	531	304	74.7	71.7	421	26.1	28.0

Efficiency ratio	64.2%	64.1%			68.2%
(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	69,889	70,193	(0.4)
(in billions of euros)
Risk-weighted assets	154.0	145.8	5.6

First quarter 2005 compared with first quarter 2004
  Total operating income increased by 9.2%. All Business Units contributed to this growth. The increases in the BU NL (+EUR 60 mln) and in the BU Brazil (+EUR 59 mln) – where loan or deposit growth more than offset decreases in margins – were particularly satisfactory. The increases in volumes were underpinned by the continuous focus on improving customer satisfaction and on adapting service models to customer needs. In Brazil, the improved economic climate was an additional driver. Bouwfonds posted a EUR 54 mln increase in operating income reflecting the solid growth of the residential mortgages and property development activities. In the BU NA, revenues continued to rise (+EUR 38 mln) despite the ongoing decline in mortgage revenues (-62.7%). Income growth was underpinned by lower interest rate volatility and by an increase in commercial banking revenues.

  Operating expenses increased by 2.7% due to Bouwfonds (+EUR 25 mln) and to the BU NGM, where expenses were stable despite the positive impact of the transfer of Stater to the BU NL. Investments were necessary in both franchises to fund expansion. Bouwfonds operating expenses also increased due to acquisitions (MAB, Staal Bankiers portfolio). The remaining Business Units showed solid cost control. Synergies related to the acquisition of Sudameris started to kick in in the BU Brazil.

  The operating result increased by 23.2% and the efficiency ratio improved by 4 percentage points to 64.2%.

  Provisions decreased to 38 basis points of average RWA compared with 47 basis points in the first quarter of 2004 due to the continued decline in gross provisions in the commercial banking portfolio of the BU NA. The overall credit environment remained benign.

  Net profit increased by 26.1%.

First quarter 2005 compared with fourth quarter 2004

  Total operating income was stable (-0.6%). The underlying trend was mixed. Increases in the BU NL (+EUR 18 mln) and Bouwfonds (+EUR 23 mln) were offset by a decrease in the BU NA (-EUR 41 mln). The latter development was largely due to the absence of the gain on the disposal of ERC recorded in the fourth quarter. Operating income in the BU NL was positively impacted by the transfer of Stater, a mortgage processing unit, from the BU NGM in order to further improve efficiency. Bouwfonds’s income increased, driven by higher income from property development. In Brazil, the quarter-on-quarter comparison was negatively impacted by seasonality and by a very good fourth quarter. Growth is expected to gather pace in the course of the year.

  Operating expenses decreased by 0.5% due to good cost control across regions.

  The operating result was flat (-0.9%) and the efficiency ratio was stable at 64.2%.

  Provisioning decreased to 38 basis points of average RWA. The overall credit quality of the portfolio remains very good.

  Net profit was stable (-0.6%).

Business Unit Netherlands

(in millions of euros)			quarterly

	Q1 2005	Q4 2004	% change	Q1 2004	% change

Net interest	644

		642

			0.3

				612

					5.2

Net commissions	174

		170

			2.4

				163

					6.7

Net trading	12

		11

			9.1

				9

					33.3

Other revenue	39

		28

			39.3

				25

					56.0

Total operating income	869

		851

			2.1

				809

					7.4

Total operating expenses	652

		635

			2.7

				633

					3.0

Operating result	217

		216

			0.5

				176

					23.3

Provisioning	64

		41

			56.1

				61

					4.9

Operating profit before taxes	153

		175

			(12.6)	115

					33.0

Taxes	46

		52

			(11.5)	37

					24.3

Net operating profit	107

		123

			(13.0)	78

					37.2

Minority interests	(1
)
		0

				0

Net profit	108

		123

			(12.2)	78

					38.5

Restructuring charge

		(287)

Taxes on restructuring charge

		99

Net profit including spec. items	108

		(65)

				78

					38.5

Efficiency ratio	75.0%	74.6%

				78.2%

	31 Mar 05

		31 Dec 04

			% change

Staff (fte)	20,009

		19,846

			0.8

(in billions of euros)

Risk-weighted assets	57.6

		55.5

			3.8

First quarter 2005 compared with first quarter 2004

The improved results at the BU NL reflect the benefits of its strategy and ambition to become the primary bank for all its customers. Enhanced service and product offerings have led to a strong improvement in client satisfaction levels, especially for the target client groups. The BU NL also gained market share in both loans and savings.

In line with the previously announced creation of one common mortgage unit under the BU NL, which will include the transfer of the mortgage activities of Bouwfonds and the BU NGM to the BU NL, 60% of the mortgage administration unit Stater, which was previously reported under the BU NGM, has been transferred to the BU NL. The transfer was effective 1 January 2005 and increased total revenues at the BU NL by EUR 18 mln and operating expenses by EUR 21 mln.

  Total operating income grew by 7.4% to EUR 869 mln despite the weak economy in the Netherlands. Net interest income increased by 5.2% to EUR 644 mln despite the flattening yield curve and the repricing of maturing high-yielding assets at lower levels. The increase was a result of higher prepayment penalties on mortgages and volume growth in almost all asset classes. BU NL’s market share of new mortgage production increased. The total increase in loan volumes compensated for lower margins. Margins on consumer loans have been under pressure as high-yielding maturing assets were repriced at lower rates. Margins on the commercial loan portfolio were stable. In terms of liabilities, consumer savings and deposits growth was strong due to an improved internet offering. The increase in savings reflects the success of the primary bank strategy. This resulted in a higher market share in consumer savings, which now is well above 20%. Margins on liability products were under pressure as a result of strong competition, but also due to client preferences. The growth in lower margin consumer savings accounts outpaced the growth of higher margin current accounts. Commission income rose by 6.7% to EUR 174 mln, mainly due to higher insurance commissions resulting from the introduction of a new pension product and successful sales efforts in the bankshops and direct channels. Commissions from securities were supported by successful product placements and an improved equity market environment. Other revenue rose EUR 14 mln to EUR 39 mln.
  The BU NL continued its good cost control as the increase in operating expenses by 3.0% was entirely due to the transfer of Stater
  The operating result increased by 23.3% to EUR 217 mln. The efficiency ratio improved by 3.2 percentage points to 75.0%.

  Provisions for loan losses increased by EUR 3 mln to EUR 64 mln (or 45 basis points of average RWA).

  Net profit increased 38.5% to EUR 108 mln.

The number of staff went down by 1,143 full-time equivalents (FTEs) mainly as a result of staff reduction in the outplacement center (Kompas) and the transfer of the European Payment Center (EPC), HR Services and the ABN AMRO Academy to GSS. With the transfer of Stater, 518 FTEs are included as part of the BU NL.

First quarter 2005 compared with fourth quarter 2004

  Total operating income was up by 2.1% to EUR 869 mln as a result of the transfer of Stater to the BU NL. Net interest income was flat at EUR 644 mln. In terms of assets, total loan volumes were slightly up, which is a reflection of the strong growth in consumer and commercial loans. Margin developments were mixed with stable margins on mortgages and higher margins on commercial loans. In terms of liabilities, savings volumes remained stable and margins for consumer savings products increased slightly. Net commissions grew by 2.4% to EUR 174 mln. Insurance commissions increased due to seasonal effects and the introduction of a new pension product as mentioned above. Furthermore, new product launches and the improved equity market environment resulted in higher commission on securities.

  Operating expenses went up by 2.7% to EUR 652 mln. The rise in expenses was the result of the transfer of Stater. The new Collective Labour Agreement and GSS programme will have a positive effect on the BU NL’s overall expense level from 2006 onwards. Expense levels benefited from the introduction in 2004 of servicing fees for consumer clients, which accelerated the migration of customers to lower cost channels such as internet banking.

  The operating result was almost stable at EUR 217 mln. The efficiency ratio increased by 0.4 percentage point to 75.0% as a result of the transfer of Stater to the BU NL.

  Provisions for loan losses went up by EUR 23 mln to EUR 64 mln (or 45 basis points of average RWA). The increase in provisioning was related to one significant provision in the corporate portfolio and some smaller increases in provisioning for other asset classes. RWA increased by EUR 2.1 bln to EUR 57.6 bln.

  The effective tax rate for the BU NL was stable at 30.1%.

  Net profit declined by 12.2% to EUR 108 mln.
Strategic initiatives and client satisfaction

The BU NL’s strategy is to become the primary bank for all its customers by delivering services that make a real difference, are always personal and are available through every channel. The BU NL’s key competitive advantage lies with affluent individuals and medium-sized enterprises.

In the first quarter, the BU NL further improved its value proposition for these target clients. In January, Preferred Banking clients received a financial overview for simplifying tax returns and later in the quarter they received a personal investment report. During the first quarter, the BU NL announced that from 1 April it would extend the opening hours for 100 bankshops to some evenings and Saturdays. The longer opening hours are aimed at gearing opening times more closely to clients’ needs and giving access to advisors at convenient times. Initiatives were also taken to enhance service levels for SME clients, including the introduction of account managers for high potential clients

These initiatives and other improvements in the product offering and service levels resulted in a continuation of the upward trend in client satisfaction for the mass affluent and SME segment.

Four years after the introduction of internet banking, the BU NL’s number of internet customers reached two million in February. Compared with the fourth quarter of 2004, the number of customers with an internet contract rose by 5.6% . Payment transactions via all direct channels went up to 73%.

Business Unit North America

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	570	549	3.8	2.8	516	10.5	16.4
Net commissions	145	145	0.0	(0.9)	150	(3.3)	2.0
Net trading	20	22	(9.1)	(9.1)	29	(31.0)	(29.0)
Results from fin. transactions	(1)	(34)	(97.1)	(96.8)	(63)	(98.4)	(99.2)
Other revenue	94	187	(49.7)	(50.1)	158	(40.5)	(37.1)

Total operating income	828	869	(4.7)	(5.6)	790	4.8	10.5
Total operating expenses	503	493	2.0	1.1	512	(1.8)	3.7

Operating result	325	376	(13.6)	(14.4)	278	16.9	23.2
Provisioning	5	23	(78.3)	(78.3)	47	(89.4)	(88.7)

Operating profit before taxes	320	353	(9.3)	(10.3)	231	38.5	46.0
Taxes	102	112	(8.9)	(9.8)	72	41.7	49.3

Net operating profit	218	241	(9.5)	(10.5)	159	37.1	44.5
Minority interests	1	0			0

Net profit	217	241	(10.0)	(10.9)	159	36.5	43.8

Restructuring charge		(61)
Taxes on restructuring charge		21

Net profit including spec. items	217	201	8.0	6.8	159	36.5	43.8

Efficiency ratio	60.7%	56.7%			64.8%
(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	16,863	17,159	(1.7)
(in billions of euros)
Risk-weighted assets	57.8	53.8	7.4

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparisons.

First quarter 2005 compared with first quarter 2004

  Total operating income increased by 10.5% despite the 62.7% decline in mortgage income. This growth was driven by lower interest rate volatility and an increase in commercial banking revenues. The volatile interest rate environment of the first quarter of 2004 led to a significant amount of hedge ineffectiveness on the MSR and AFS portfolio that negatively impacted the operating income. The interest rate environment of the first quarter of 2005 was more stable, resulting in a significant reduction in hedge ineffectiveness that positively impacted the year-on-year comparison. In addition, the impact of negative IFRS transition adjustments decreased.

  In US dollar terms, the income of the commercial banking business, which includes transaction based activities and relationship banking business, increased by 4.1%. This development was due to the growth of the relationship banking activities, driven by the increase in the loan portfolio (+6.1%), while spreads remained stable. Average deposit balances were slightly higher (+1.1%) while spreads widened significantly in part due to a more favourable product mix.

  The income of the retail banking activities was stable in US dollar terms. Higher net interest was offset by lower commissions. Net interest increased driven by the continuous growth of the home equity portfolio (+24.9%) and the widening of deposit spreads. The deposit base increased by 2.0% despite ongoing competitive pricing practices. Net commissions decreased due to competitive pricing, lower sales of investment and insurance products. In January, a reorganisation of the sales and service model was announced. The changes are based on collaborative selling between branch staff and expanded specialists groups. It aims at utilising resources more effectively in order to provide outstanding customer service to all clients. This change led to a 544 FTE reduction in staff.

  The US dollar income of the mortgage banking business decreased by 62.7% and represented 5.1% of the total operating income of the BU NA compared with 16.7% in the first quarter of 2004. Mortgage rates increased slightly during the first quarter of 2005 compared with a decline in the first quarter of 2004. This led to a year-on-year decrease in refinancing activity and in hedge income. Hedge income declined due to a lower carry (following higher short term interest rates), to a decrease in the deferred servicing hedge gains and to lower hedge ineffectiveness. Origination income was negatively impacted by the sharp drop in refinancing activity, which has been particularly pronounced in the conforming product. Consequently, origination volumes fell by 28.9% to USD 9.4 bln and origination margins have remained depressed. The situation is not expected to improve in the second quarter as competitive pressure for market share continues to increase. It is worth noting that mortgage servicing income remained stable.

  Operating expenses increased by 3.7% in part due to the restructuring costs associated with the reorganisation of the retail banking activities and in part due to higher administrative expenses.

  The operating result increased by 23.2% and the efficiency ratio improved by 4.1 percentage points to 60.7%.

  Provisioning decreased from 33 basis points to 4 basis points of average RWA. This development was driven by the continued downward trend in gross provisions, in particular in the commercial loan portfolio.

  Net profit increased by 43.8%.

First quarter 2005 compared with fourth quarter 2004

  Total operating income decreased by 5.6%. This development was driven by the EUR 73 mln gain on the disposal of ERC in the fourth quarter, lower results on the investment portfolio and the decrease in the operating income of most of the business lines. The results on the investment portfolio were negatively impacted by rising short term interest rates and a reduction of the portfolio. This development was offset by a reduction in hedge ineffectiveness, higher gains on the sale of securities and lower transition adjustments related to IFRS.

  In US dollar terms, revenues of the commercial banking business decreased by 9.6% due to lower commission income. Commission income declined primarily as lower volumes of originated loans were sold or securitised than in the fourth quarter. This development is largely seasonal and in line with expectations. The relationship-driven activities performed well. In spite of modest business loan demand in the Midwest, the growth of the corporate loan portfolio picked up (+1.9%) quarter-on-quarter. This development is in line with the market share gains and the double-digit increase in commitments achieved in 2004.

  Revenues of the retail banking activities were stable, driven by an increase in home equity loans in volume terms (+1.9%) offset by a slight decrease in spreads. Competitive pressure remained very strong. The rebranding of Standard Federal into LaSalle Bank Midwest will enable the BU NA to concentrate marketing efforts on one brand name, which will improve visibility of the service offering in a competitive market.

  The income of the mortgage business increased by USD 30 mln to USD 61 mln. The interest rate environment was relatively stable compared with the fourth quarter. This led to lower hedge ineffectiveness, which positively impacted revenues. Although the competitive environment remained challenging, origination income improved due to higher volumes (+1.2%) and to slightly better margins. It is worth noting that no additions were made to the mortgage liability reserve.

  Operating expenses increased by 1.1% primarily due to the expense related to the restructuring of the retail banking activities in the first quarter.

  The operating result decreased by 14.4% and the efficiency ratio increased by 4.0 percentage points to 60.7%.

  Provisions decreased from 17 basis points to 4 basis points of average RWA due to the continued decline in gross provisions, both in the commercial and in the retail loan portfolios. As expected, recoveries have been reduced compared with the high levels experienced in 2004. This trend is expected to result in an increase in provisioning in the course of the year. Non performing loans and lower quality credits remained stable at a low level.

  Net profit decreased by 10.9% to EUR 217 mln.

Business Unit Brazil

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	420	363	15.7	9.6	378	11.1	5.5
Net commissions	59	89	(33.7)	(37.2)	69	(14.5)	(19.1)
Net trading / results fin. trans.	4	27	(85.2)	(85.6)	(12)
Other revenue	42	54	(22.2)	(26.5)	31	35.5	28.7

Total operating income	525	533	(1.5)	(6.7)	466	12.7	7.0
Total operating expenses	331	332	(0.3)	(5.4)	322	2.8	(2.3)

Operating result	194	201	(3.5)	(8.9)	144	34.7	27.6
Provisioning	63	52	21.2	14.6	57	10.5	4.9

Operating profit before taxes	131	149	(12.1)	(17.0)	87	50.6	42.4
Taxes	43	62	(30.6)	(32.7)	15	186.7	178.0

Net operating profit	88	87	1.1	(5.9)	72	22.2	14.2
Minority interests	2	(8)			2

Net profit	86	95	(9.5)	(15.8)	70	22.9	14.7

Restructuring charge		(2)
Taxes on restructuring charge		1

Net profit including spec. items	86	94	(8.5)	(14.9)	70	22.9	14.7

Efficiency ratio	63.0%	62.3%			69.1%
(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	26,848	26,800	0.2
(in billions of euros)
Risk-weighted assets	9.9	9.3	6.5

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First quarter 2005 compared with first quarter 2004

  Total operating income of the BU Brazil grew by 7.0%. This development was primarily driven by the robust growth of the retail banking franchise. This strong performance was partly offset by a negative fair value adjustment on the portfolio of government securities due to a higher SELIC rate. Net interest revenue increased in line with the strong growth of the loan portfolio (+13.3%) and the relative stability of spreads.

  The 16.1% increase in the income of the retail banking activities was the largest contributor to the overall organic growth. Income growth was driven by the 31.2% growth of the loan portfolio. Volume growth was primarily due to personal loans (+39.1%) and to high margin SME lending products (+22.9%). As these products have higher spreads, volume growth had a positive effect on margins.

  The income of the consumer finance activities decreased by 11.5%. This development was attributable to, among others, higher origination fees paid to car dealers due to higher volumes. Net interest revenue was stable as the origination of new loans (+50.7% in volume terms) and the growth of the loan book (+11.2%) was offset by lower spreads. It is worth noting that production was unusually low in the first quarter of 2004 due to depressed market conditions. The average interest margin on the loan book is slowly coming down as maturing assets are replaced at a lower yield. The decline in production spreads is consistent with the competitive pressure resulting from the consolidation of the market and the improvement of the credit quality.

  Operating expenses decreased by 2.3%, reflecting the impact of the synergies of the Sudameris acquisition and lower depreciation costs. The underlying increase in costs has remained well below inflation indicating that effective cost measures are in place for the remainder of the year.

  The operating result increased by 27.6% and the efficiency ratio improved by 6.1 percentage points to 63.0%.

  Provisions decreased from 279 basis points to 262 basis points of average RWA due to the decline in delinquency rates as a result of the economic recovery and to the upgrade of risk management tools after the first quarter of 2004.

  Operating profit before taxes increased by 42.4% and is a good point of reference to measure the profitability of the BU Brazil given the usual volatility in the tax line.

  Net profit increased by 14.7%. It is worth noting that the effective tax rate increased from 17.3% to 32.8% due to non recurring tax credits in the first quarter of 2004.

First quarter 2005 compared with fourth quarter 2004

  Total operating income of BU Brazil decreased by 6.7% primarily due to a decline in net commissions, net trading and other revenue. This decrease should be seen in the context of negative seasonal impact and a very good fourth quarter. Activity in the first quarter is traditionally low due to a lower number of calendar and business days and to the summer holidays. The development of the franchise continued to be satisfactory and growth is expected to gather pace in the course of the year. The increase in the SELIC rate led to a negative fair value adjustment on the portfolio of government securities booked in net trading income. Other revenue was down after a seasonal pick-up in insurance income in the fourth quarter.

  Income of the retail banking business decreased by 2.4% in part due to lower commissions. In addition, operating income was negatively impacted by seasonal variations against the backdrop of a very strong fourth quarter. The loan book grew by 3.1% driven by overdrafts (+9.8%) and personal loans (+6.9%). Spreads were slightly up due to the increase in the SELIC rate.

  Net interest income of the consumer finance business was stable. Average outstanding loans increased by 2.8%, which was offset by a minor decrease in the average spread due to the ongoing reduction in the margins on new loans. The production of new loans slowed down compared with the fourth quarter (-8.2%) due to seasonal variations but remained well above the 2004 quarterly average.

  Operating expenses decreased by 5.4% due to lower depreciation.

  The operating result decreased by 8.9%. The efficiency ratio increased 0.7 percentage points and stood at 63.0%.

  Provisioning increased from 225 basis points to 262 basis points of average RWA due to a non- recurring adjustment on the loan book of Sudameris in the fourth quarter. Non-performing loans continued to decline underpinned by economic and employment growth. The higher interest rates are therefore not expected to have a material impact on provisioning levels going forward.

  Operating profit before taxes decreased by 17.0%.

  Net profit decreased by 15.8%. The effective tax rate decreased to 32.8% from 41.6%. The depreciation of the Brazilian real against the US dollar resulted in tax credits on the US dollar offshore book.

Business Unit New Growth Markets

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	65	60	8.3	6.3	57	14.0	18.6
Net commissions	54	46	17.4	14.3	40	35.0	39.0
Net trading / results fin. trans.	5	5	0.0	(2.0)	5	0.0	4.0
Results equity holdings	13	11	18.2	17.3	10	30.0	37.0
Other revenue	1	24	(95.8)	(95.8)	20	(95.0)	(95.0)

Total operating income	138	146	(5.5)	(7.4)	132	4.5	8.4
Total operating expenses	77	98	(21.4)	(23.1)	77	0.0	3.1

Operating result	61	48	27.1	24.6	55	10.9	15.8
Provisioning	9	18	(50.0)	(51.1)	6	50.0	56.7

Operating profit before taxes	52	30	73.3	70.0	49	6.1	10.8
Taxes	12	6	100.0	95.0	9	33.3	38.9

Net operating profit	40	24	66.7	63.8	40	0.0	4.5
Discontinued operations (net)	0	0			8
Minority interests	0	(1)			0

Net profit	40	25	60.0	57.2	48	(16.7)	(12.9)

Restructuring charge		(2)
Taxes on restructuring charge		1

Net profit including spec. items	40	24	66.7	63.8	48	(16.7)	(12.9)

Efficiency ratio	55.8%	67.1%			58.3%

(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	4,371	4,616	(5.3)
(in billions of euros)
Risk-weighted assets	4.9	4.4	11.4

In line with the previously announced creation of one common mortgage unit under the BU NL, 60% of the mortgage administration unit Stater, which was previously reported under the BU NGM, has been transferred to the BU NL. The transfer was effective from 1 January 2005 and decreased total revenues at the BU NGM by EUR 18 mln and operating expenses by EUR 21 mln.

First quarter 2005 compared with first quarter 2004

  Total operating income increased by 4.5% to EUR 138 mln. While the reported revenue development was negatively impacted by the transfer of Stater and exchange rate developments, the underlying businesses continued their strong performance. Income from the activities in Asia, which accounted for 76% of total operating income, increased by 25.9%. Total net interest increased by 14.0% due to the increase in volumes. Net commissions rose by 35% due to a strong increase in Asia. This was due to the sale of investment products, insurance products and other wealth management products as part of the Van Gogh Preferred Banking activities. In addition, growth was also driven by an increase in credit card volumes. The number of credit cards in India increased by 73% to 491,000 and in Greater China by 25% to 1,054,000.

  Operating expenses remained flat at EUR 77 mln. The underlying businesses, i.e. excluding Stater, showed an increase in expenses due to investments in various businesses in Asia to fund future growth.

  The operating result improved by 10.9% to EUR 61 mln.

  Net operating profit remained flat at EUR 40 mln due to slightly higher provisioning and taxes. At constant exchange rates, net operating profit increased by 4.5%

  The income from discontinued operations in the first quarter of 2004 was the contribution of Bank of Asia.

First quarter 2005 compared with fourth quarter 2004

  Total operating income decreased by 5.5% to EUR 138 mln, due to the transfer of Stater. The underlying business continued its strong performance. Income from the activities in Asia increased by 12.6%.

  Operating expenses decreased by 21.4% to EUR 77 mln, largely due to the transfer of Stater to the BU NL.

  The operating result increased by 27.1%.

  Provisioning decreased from EUR 18 mln to EUR 9 mln, reflecting the absence in the first quarter of 2005 of the one-off provision in the diamonds business that was booked in the fourth quarter of 2004.

  Net profit increased by 60.0% to EUR 40 mln.

Bouwfonds

(in millions of euros)			quarterly

	Q1 2005	Q4 2004	% change	Q1 2004	% change

Net interest	115	111	3.6	93	23.7
Net commissions	4	5	(20.0)	4	0.0
Results from fin. transactions	7	7	0.0	0
Other revenue	81	61	32.8	56	44.6

Total operating income	207	184	12.5	153	35.3
Total operating expenses	84	97	(13.4)	59	42.4

Operating result	123	87	41.4	94	30.9
Provisioning	2	14	(85.7)	(2)

Operating profit before taxes	121	73	65.8	96	26.0
Taxes	40	22	81.8	30	33.3

Net operating profit	81	51	58.8	66	22.7
Minority interests	1	1		0

Net profit	80	50	60.0	66	21.2

Efficiency ratio	40.6%	52.7%		38.6%

	31 Mar 05	31 Dec 04	% change

Staff (fte)	1,798	1,772	1.5
(in billions of euros)
Risk-weighted assets	23.8	22.8	4.4

First quarter 2005 compared with first quarter 2004

Bouwfonds continued its strong performance driven by good results of its property development activities and the high level of mortgage refinancing in the Netherlands.

  Total operating income improved by 35.3% to EUR 207 million. Net interest income increased 23.7% to EUR 115 mln, driven by further growth of residential mortgages and property finance and an increase in pre-payment penalties received on refinanced residential mortgages. Other revenue rose 44.6% to EUR 81 mln, reflecting higher income in property development, partly due to the acquisition of MAB. In the Netherlands and France, the number of homes sold and under construction was higher, while margins were also higher. Results from financial transactions include a gain related to interest rate hedge ineffectiveness and income recognised on the hedging of funding in foreign currencies.

  Operating expenses were up 42.4% to EUR 84 million, mostly due to higher staff costs related to organic expansion of the business and the acquisition of MAB and the Staal Bankiers portfolio in 2004.

  The operating result improved 30.9% to EUR 123 million, and the efficiency ratio increased by 2.0 percentage points to 40.6%.

First quarter 2005 compared with fourth quarter 2004

  Total operating income increased 12.5%, driven by higher income from property development activities.

  Operating expenses were 13.4% lower, due to lower costs for special projects and the seasonally high costs in the fourth quarter of 2004.

  The operating result improved by 41.4%, and the efficiency ratio improved by 12.1 percentage points.

  Net profit increased by 60% to EUR 80 mln.

Recent developments

ABN AMRO announced on 22 March 2005 that it planned to create a separate mortgage unit under the BU NL. By merging the mortgage activities of the BU NL and Bouwfonds, a more effective market player will be created. Due to this change, 40% of the mortgage administration company Stater, which was reported in Bouwfonds and the mortgage finance activities of Bouwfonds, will be transferred to the BU NL during the remainder of 2005.

THE WHOLESALE CLIENTS SBU

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	325	267	21.7	20.4	472	(31.1)	(30.0)
Net commissions	372	471	(21.0)	(21.5)	392	(5.1)	(4.2)
Net trading	325	221	47.1	45.0	363	(10.5)	(9.9)
Results from fin. transactions	89	33	169.7	169.1	(26)
Results equity holdings	2	39	(94.9)	(94.9)	13
Other revenue	13	61	(78.7)	(79.3)	23	(43.5)	(45.2)

Total operating income	1,126	1,092	3.1	2.1	1,237	(9.0)	(7.8)
Total operating expenses	1,079	1,202	(10.2)	(11.2)	1,085	(0.6)	1.4

Operating result	47	(110)			152	(69.1)	(73.8)
Provisioning	(57)	(5)			38

Operating profit before taxes	104	(105)			114	(8.8)	(12.5)
Taxes	34	(65)			36	(5.6)	(7.8)

Net operating profit	70	(40)			78	(10.3)	(14.6)
Minority interests	3	1			2

Net profit	67	(41)			76	(11.8)	(16.2)

Restructuring charge		(381)
Taxes on restructuring charge		110

Net profit including spec. items	67	(312)			76	(11.8)	(16.2)

Efficiency ratio	95.8%	110.1%			87.7%

(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	16,887	17,366	(2.8)
(in billions of euros)
Risk-weighted assets	77.3	72.9	6.0

Following the implementation of IFRS from the first quarter of 2005, results at the Wholesale Clients SBU (WCS) are reported excluding the impact of the BU Private Equity in order to increase transparency.

Although the operating result improved quarter-on-quarter, returns in WCS were still not adequate. As announced in our trading update of 30 March 2005, the first quarter results of WCS (excluding Private Equity) are not expected to be indicative of subsequent quarters. Additional steps are being taken to improve the returns of WCS as part of the execution of the restructuring programme as announced in December last year. This will not lead to further restructuring charges.

First quarter 2005 compared with first quarter 2004

Please note that the first quarter of 2004 included results from operations that have now been divested, such as the prime and professional brokerage businesses and the domestic custody business.

We have refined the organisational structure of WCS recently in order to enhance the focus on structured derivatives, identified as one of the key growth drivers, and to elevate the commercial banking agenda. For presentation purposes, we will review our business on the basis of the following three product groups:

Commercial Banking:	loan products and all transaction banking services
Fixed Income, Futures and FX (FIFF):	fixed income trading activities, structured derivatives, futures and foreign exchange
Equities & Investment Banking:	cash equities, equity derivatives, debt and equity origination and corporate finance
  Total operating income decreased by 9.0% to EUR 1,126 mln. Net interest declined by 31.1% to EUR 325 mln largely due to a reclassification of income in the UK between net interest income and results of financial transactions. Underlying net interest revenues went down by 10.9% primarily due to lower interest income from fixed income trading. Net commissions decreased by 5.1% to EUR 372 mln mainly due to the impact from the divestment of the domestic custody business. Net trading declined by 10.5% to EUR 325 mln despite a substantial rebound in fixed income trading. This was primarily caused by lower proprietary and equity trading results.

  Income from Commercial Banking declined by 6.3% to EUR 466 mln in the first quarter. The first quarter of 2004 included some large client transactions (including the restructuring of Hagemeyer), which positively influenced income. Underlying income from the loan portfolio improved by 4.3% driven by the increase in risk-weighted assets. In addition, revenues from the transaction banking business, adjusted for the sale of the domestic custody business, went up due to better results from the cash flow advisory business as a result of the positive interest rate environment in the first quarter of this year.

  FIFF revenues in the first quarter of EUR 326 mln decreased by 9.8%. Strong performance of G-11 rates trading on the back of improved volumes was more than offset by lower proprietary trading results and lower revenues from foreign exchange.

  Equities & Investment Banking posted revenues of EUR 292 mln in the first quarter, a 23.8% decline. This decline was driven by lower income from cash equities after a strong performance in the first quarter of 2004, the highest ever since the first quarter of 2001. The decline was also due to lower revenues from equity derivates entirely as a result of the larger impact of IFRS in the first quarter of 2005. Debt origination revenues declined primarily driven by lower revenues from structured capital due to fewer transactions closed in the first quarter of 2005.

  Operating expenses remained almost stable at EUR 1,079 mln. The total compensation-to-revenue ratio stood at approximately 47%.

  The operating result decreased by 69.1% to EUR 47 mln.

  Provisioning came down significantly from EUR 38 mln to a net release of EUR 57 mln in the first quarter of 2005 primarily due to releases and the improvement of the credit quality of the loan portfolio.

  Taxes went down by EUR 2 mln to EUR 34 mln.

  Net profit decreased 11.8% to EUR 67 mln.

  Risk-weighted assets increased by EUR 6.9 bln to EUR 77.3 bln, primarily due to the increase in credit RWA in Fixed Income and Commercial Banking.

First quarter 2005 compared with fourth quarter 2004

Please note that the fourth quarter 2004 included various one-off items as disclosed in the press release of 7 February 2005.

  Total operating income in the first quarter increased by 3.1% to EUR 1,126 mln. Net interest increased by 21.7% to EUR 325 mln. This was primarily driven by the improved performance of structured derivatives and fixed income, in particular in money market/repo and local markets. In addition, interest income from the loan portfolio improved as a result of the growth in risk-weighted assets. Net commissions declined by 21.0% to EUR 372 mln on the back of lower contribution from debt origination. Loan markets, emerging markets and corporate finance revenues were lower due to lower client activity in the first quarter. Net trading increased by 47.1% to EUR 325 mln, primarily due to a substantial improvement in trading income from equities and fixed income.

  Commercial Banking revenues showed a 13.6% decline, primarily due to the sale of the domestic custody business in the fourth quarter. Underlying revenues on the loan portfolio increased by 3.1% due to the growth of the portfolio in the first quarter. These higher revenues, and the increased contribution from custody and clearing (adjusted for the sale of the domestic custody business) and cash flow advisory businesses were more than offset by a decline in income from loan syndications and conduit businesses.

  FIFF reported revenues of EUR 326 mln in the first quarter, up 10.9%. Credit trading and G-11 rates trading, in particular, showed a strong performance due to higher volumes.

  Equities & Investment Banking declined by 15.5% to EUR 292 mln. Income from equities trading and equity derivatives improved substantially over the quarter. However, this was more than offset by lower client activity in debt origination and corporate finance.

  Operating expenses decreased by 10.2% to EUR 1,079 mln. Bonus accruals declined in the first quarter of 2005, as the previous quarter included higher bonus accruals reflecting the improved performance of

  WCS in the second half of 2004. Expenses (excluding bonuses) are expected to marginally increase on the back of initiatives taken to accelerate the profitability of WCS. The total compensation to revenue ratio is expected to remain at similar levels for the remainder of the year.

  The operating result increased from a negative EUR 110 mln to a positive EUR 47 mln.

  Provisions further declined by EUR 52 mln to a net release of EUR 57 mln. The improvement was mainly caused by releases in the portfolio combined with the continued high credit quality of the WCS portfolio.

  Taxes increased from a release of EUR 65 mln to a charge of EUR 34 mln. The increase was primarily due to the absence of the substantial tax relief in the US as reported in the previous quarter.

  Net profit amounted to EUR 67 mln compared with a loss of EUR 41 mln in the fourth quarter of last year.

  Risk-weighted assets increased by EUR 4.4 bln to EUR 77.3 bln, primarily driven by the growth in credit RWA in Commercial Banking and the impact of currency variations.

Recent developments

Since December 2004, WCS has initiated a number of changes to accelerate the improvement of the profitability of WCS and align its activities further with the Group’s strategic focus on growth in the mid-market client segments. As returns in WCS in the first quarter were still not adequate, additional steps are being taken as part of the execution of the restructuring programme. These additional steps will not lead to further restructuring charges.

The main changes are as follows:
•	WCS role within ABN AMRO Group: WCS is now more clearly positioned to deliver on its role to:

	–	create and deliver products for the bank's mid-market clients including both corporate and private clients

	–	service a smaller number of multinationals to keep the product offering ‘state of the art’

	–	contribute to the ongoing profitability of the Group

Stronger focus on mid-market clients: The emphasis in the growth agenda of WCS will be even more focused on mid-market clients. WCS is planning to more aggressively target mid-market companies for growth by leveraging its international product capabilities across a broader group of clients serviced by the other (S)BUs. WCS will further narrow its focus on a selected group of multinationals. The product innovation for these clients supports the growth of WCS in the mid-market client segment.

Integrated strategy and organisation: To reflect the enhanced focus on mid-market clients, a new management model was implemented in Brazil facilitating an integrated approach towards mid-market companies across WCS and C&CC, a better allocation of resources and the creation of synergies and opportunities for growth. Building on the successful experience in Brazil, there are similar plans for a more integrated North American strategy for WCS and the BU NA. This integration will address the suboptimal profitability of the US business of WCS. This will lead to reallocation of RWA from WCS to BU NA and to an additional limited reduction of RWA in WCS (the two combined in the range of EUR 6 to 8 bln). This acceleration will not lead to further restructuring charges. The BU NL is developing a similar approach.

Streamlining of WCS organisation: The WCS organisation was further simplified and streamlined. Several coverage and product origination functions were integrated, contributing to the planned net staff reduction of approximately 1,100 FTEs.

Growth in Structured Derivatives: Structured Derivatives has been identified as one of the key growth areas for WCS. To capture this growth opportunity the Structured Derivatives business was organised across asset classes.

Creation of the Transaction Banking Group: The Transaction Banking Group was formed to leverage the scale of the Group into one payment and global trade platform.

  Leveraging the network: Measures have been taken to further leverage the international network of the bank including the creation of a dedicated network function. Focus will be on growth in Asia and selected other emerging markets. The purpose of this function is to capitalise on the international presence of WCS by capturing a greater share of the international money flows of our clients.

In March 2005, Piero Overmars was appointed as the new CEO of WCS. Piero Overmars was formerly head of Global Markets and has played a key role in the WCS Executive Committee (ExCo) for the last three years. In his new role, Piero Overmars has appointed a new WCS ExCo and implemented a new management reporting structure effective from April 2005 to facilitate faster and clearer decision making and increased accountability.

Business Unit Private Equity

(in millions of euros)			quarterly

	Q1 2005*	Q1 2005	Q4 2004	% change	Q1 2004	% change

Net interest	(51)	(6)	(12)	(50.0)	(13)	(53.8)
Net commissions	3	3	4	(25.0)	1
Results from fin. transactions	114	119	276	(56.9)	61	95.1
Other revenue	169	(3)	(23)		1
Net sales private equity holdings	747	0	0		0

Total operating income	982	113	245	(53.9)	50	126.0
Operating expenses	238	17	18	(5.6)	16	6.3
Goods and materials priv. equity holdings	631	0	0		0

Total operating expenses	869	17	18	(5.6)	16	6.3
Operating result	113	96	227	(57.7)	34	182.4
Provisioning	2	2	1		1

Operating profit before taxes	111	94	226	(58.4)	33	184.8
Taxes	6	(5)	1		6

Net operating profit	105	99	225	(56.0)	27
Minority interests	11	5	18	(72.2)	4	25.0

Net profit	94	94	207	(54.6)	23

(* including consolidation effect of private equity holdings)

		31 Mar 05	31 Dec 04	% change

Staff (fte)		117	115	1.7
(in billions of euros)
Risk-weighted assets		1.9	1.9	0.0

The BU Private Equity operates through two lines of business (LoB): the Buy-out line of business and the Corporate Investments LoB. The Buy-out LoB acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies whereby transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cashflows.

The Corporate Investments LoB acquires and sells financial minority participations in companies where the purpose of the transaction is to provide development and expansion capital to third party controlled companies on a temporary basis. Financial participations are taken in both early stage companies (venture capital) and later stage companies.

Under IFRS, the profit and loss accounts and the balance sheets of companies in which the Group has a controlling interest must be consolidated. Only the profit or loss of the companies are consolidated, while any profit or loss made on the ultimate sale of the shares in the companies is recognised only at the moment of such sale. Most of the shareholdings managed by the Buy-out LoB fall under this category.

Minority-owned participations are not consolidated under IFRS. Instead, the realised and unrealised fair market value returns of the participations are reported as results from financial transactions. At the end of each quarter, the fair market value of these financial participations are determined and changes from the fair market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

First quarter 2005 compared with first quarter 2004

From the first quarter of 2005, the results of Private Equity are reported separately in order to improve transparency following the implementation of IFRS. The figures below exclude the consolidation of private equity holdings.

  Total operating income before consolidation of controlled investments increased by 126.0% to EUR 113 mln. The increase in income was primarily driven by a 95.1% increase in results of financial transactions related to the unrealised fair market value return of the non-consolidated portfolio (EUR 82 mln).

  The operating result increased by 182.4% to EUR 96 mln.

  Net profit increased to EUR 94 mln from EUR 23 mln.

First quarter 2005 compared with fourth quarter 2004

In the first quarter of 2005, EUR 24 mln of investments were made compared with EUR 243 mln in the fourth quarter of 2004. However, a total of EUR 47 mln of new buy-out investments was announced in the first quarter of 2005. These investments are expected to be closed in April 2005. In the first quarter of 2005, a total of EUR 28 mln was also realised from the sale of predominantly buy-out investments. Both investment and exit levels in the first quarter of 2005 were modest, however, the level of investment and exit opportunities currently under negotiation is substantial.

At 31 March 2005, the fair market value of all owned investments managed by the BU Private Equity was EUR 2,079 mln compared with EUR 1,993 mln at 31 December 2004. The fair market value of the Buy-out portfolio at 31 March 2005 amounted to EUR 1,370 mln compared with EUR 1,345 mln at 31 December 2004. The fair market value of the Corporate Investments portfolio was EUR 709 mln compared with EUR 648 mln at 31 December 2004.

  Total operating income before consolidation of controlled investments decreased by 53.9% to EUR 113 mln. The decrease in income was primarily driven by a 56.9% decrease in results of financial transactions related to high exit levels in the fourth quarter.

  The operating result declined by 57.7% to EUR 96 mln.

  Net profit decreased by 54.6% to EUR 94 mln from EUR 207 mln.

THE BU PRIVATE CLIENTS

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	116	103	12.6	12.4	103	12.6	13.2
Net commissions	145	140	3.6	3.6	146	(0.7)	(0.5)
Net trading	10	13	(23.1)	(23.1)	10	0.0	0.0
Other revenue	16	29	(44.8)	(44.8)	13	23.1	23.1

Total operating income	287	285	0.7	0.7	272	5.5	5.8
Total operating expenses	201	194	3.6	3.6	193	4.1	4.4

Operating result	86	91	(5.5)	(5.5)	79	8.9	9.4
Provisioning	(1)	(1)			(1)

Operating profit before taxes	87	92	(5.4)	(5.4)	80	8.8	9.3
Taxes	24	29	(17.2)	(17.2)	24	0.0	0.4

Net profit	63	63	0.0	0.0	56	12.5	13.0

Restructuring charge		(56)
Taxes on restructuring charge		20

Net profit including spec. items	63	27	133.3	133.3	56	12.5	13.0

Efficiency ratio	70.0%	68.1%			71.0%

(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	3,941	3,960	(0.5)
(in billions of euros)
Assets under Administration	120.0	115.0	4.3
Risk-weighted assets	7.2	6.8	5.9

First quarter 2005 compared with first quarter 2004

  Total operating income increased by 5.5% to EUR 287 mln, primarily due to a very strong performance in the Netherlands. Net interest income rose (+12.6%) mainly due to an increase in clients and balances, and higher spreads.

  Operating expenses increased by 4.1% to EUR 201 mln.

  The operating result increased by 8.9% to EUR 86 mln. The efficiency ratio improved by 1.0 percentage point to 70.0%

  Net profit increased by 12.5% to EUR 63 mln.

  Assets under administration increased from EUR 114 bln at the end of March 2004 to EUR 120 bln at the end of March 2005, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained fairly stable with 67% in securities and 33% in cash.

First quarter 2005 compared with fourth quarter 2004

  Total operating income remained fairly stable. While net interest income increased by EUR 13 mln due to a rise in balances and higher spreads, other revenue decreased by EUR 13 mln due to fees received from other BUs in the fourth quarter of 2004 and seasonal effects.

  Operating expenses increased by 3.6% to a normal expenditure level after a relatively low level in the fourth quarter.

  The operating result decreased by 5.5% to EUR 86 mln.

  Net profit remained flat at EUR 63 mln.

  Assets under administration increased from EUR 115 bln at the end of December 2004 to EUR 120 bln at the end of March 2005, reflecting an increase in net new assets and higher net asset values due to improved financial markets.

Recent developments

On 14 March 2005, ABN AMRO announced that it agreed to acquire Bank Corluy in Belgium from its current shareholders, the founding Corluy family, some families related to them and Mercator Verzekeringen. The acquisition of Bank Corluy marks a step forward in ABN AMRO's efforts to strengthen its private banking position in Belgium. In addition to a solid operating platform, Bank Corluy, which dates back to 1919, provides complementary local product capabilities and an attractive client franchise. Assets under Administration of Bank Corluy are EUR 1.5 bln. The transaction is expected to be completed in the second quarter of 2005.

On 29 March 2005, ABN AMRO announced the merger of its two private banking operations in France, Banque de Neuflize and OBC, into Banque de Neuflize OBC. With assets under management totalling over EUR 24 billion and a well-established presence in all the important economic regions of the country, Banque de Neuflize OBC will further improve its position as one of the top private banks in France.

On 19 April 2005, ABN AMRO and BNP Paribas announced that they entered into an agreement whereby BNP Paribas Private Bank will acquire Nachenius, Tjeenk & Co. N.V., an exclusive Dutch private bank from ABN AMRO. Nachenius, Tjeenk & Co. manages over EUR 1.3 billion. The decision to sell Nachenius, Tjeenk & Co. is in accordance with ABN AMRO Private Banking's strategy to focus on core activities.

THE BU ASSET MANAGEMENT

(in millions of euros)				quarterly

	Q1 2005	Q4 2004	% change	% change*	Q1 2004	% change	% change*

Net interest	1	(1)			1
Net commissions	140	147	(4.8)	(5.6)	128	9.4	11.2
Net trading	3	5	(40.0)	(40.0)	1
Results from fin. transactions	9	3			1
Other revenue	4	20	(80.0)	(80.0)	14	(71.4)	(71.4)

Total operating income	157	174	(9.8)	(10.5)	145	8.3	10.1
Total operating expenses	114	127	(10.2)	(10.9)	106	7.5	9.0

Operating result	43	47	(8.5)	(9.4)	39	10.3	13.1
Taxes	12	17	(29.4)	(30.0)	8	50.0	55.0

Net operating profit	31	30	3.3	2.3	31	0.0	2.3
Minority interests	4	3			1

Net profit	27	27	0.0	(1.1)	30	(10.0)	(7.7)

Restructuring charge		(1)

Net profit including spec. items	27	26	3.8	2.7	30	(10.0)	(7.7)

Efficiency ratio	72.6%	73.0%			73.1%

(* at constant forex rates)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	1,934	1,919	0.8
(in billions of euros)
Assets under management	159.6	160.7	(0.7)
Risk-weighted assets	1.7	1.2	41.7

First quarter 2005 compared with first quarter 2004

  Total operating income went up by 8.3% to EUR 157 mln. The performance was strong given the negative effect of the weakening of the US dollar and the one-off gain on the sale of the Czech Pension Fund in the first quarter of 2004. The growth in operating income is related to an improvement of the asset mix, higher fee levels on existing products and high returns on seed capital. Commission income went up 9.4% to EUR 140 mln as the introduction of new alternative products and the growth of discretionary portfolio management activities improved the asset mix towards higher margin products. Asset Management was also able to improve its pricing level for mutual funds and special mandates. The combined effect of the better asset mix and higher fee level has led to an increase in commissions and an improvement in the ratio of fees to Assets under Management (AuM). Results from financial transactions increased as Asset Management benefited from positive returns on seed capital. In the process of introducing new alternative asset management products, ABN AMRO Asset Management provides seed capital to start-up portfolios. Returns on seed capital can be volatile and have been positive in the first quarter of 2005. Other revenue decreased due to the one-off gain on the sale of the Czech Pension fund in the first quarter of 2004.

  Operating expenses increased by 7.5% to EUR 114 mln mainly driven by higher remuneration related to the better performance and an increase in administrative expenses related to the outsourcing of the fund administration to State Street.

  The operating result grew 10.3% to EUR 43 mln. Net profit decreased by 10.0% to EUR 27 mln as a result of an increase in effective tax rate related to the tax-exempt capital gain on the Czech Pension Fund in the first quarter of 2004. The efficiency ratio improved by 0.5 percentage points to 72.6%.

First quarter 2005 compared with fourth quarter 2004

Please note that all figures in the section below exclude the gain from the sale of the 401K business in the US (EUR 16 mln in revenues and EUR 10 mln in net profit) in the fourth quarter of 2004.

  Total operating income remained almost flat at EUR 157 mln, which compares favourably to the preceding quarter given the impact of the seasonal high level of commissions in the fourth quarter. Net commission income decreased by 4.8% to EUR 140 mln in part due to the absence of performance related year-end fees that are usually received in the fourth quarter. Results from financial transactions increased EUR 6 mln to EUR 9 mln, due to higher returns on seed capital.

  Operating expenses decreased by EUR 10.2% to EUR 114 mln in the absence of one-off charges related to measures to improve efficiency that were booked in the preceding quarter.

  The operating result increased 38.7% to EUR 43 mln. The efficiency ratio improved by 7.8 percentage points to 72.6%.

Recents developments

Asset Management’s strategy is focused on growth in profits rather than growth in Assets under Management. It is worth noting that assets in alternative products, which generate higher fees than traditional products, are growing rapidly. The profitability of individual mandates is also being reviewed. Outflows in Assets under Management are primarily related to mandates with a low profitability.

As at 31 March 2005, AuM amounted to EUR 159.6 bln compared with EUR 160.7 bln at the end of the previous quarter. The impact of foreign exchange movements across the quarter has been EUR 3.1 bln positive. At constant exchange rates, AuM at the end of the first quarter was EUR 4.2 bln lower, and AuM decreased by 2.6% to EUR 156.5 bln. The asset mix changed to: 43.9% equities, 40.9% fixed income and 15.2% cash and other. The increase in cash and other reflects the success of Asset Management to grow in alternative products. The composition of the mandates remained stable: 51% Institutional Clients, 7% Private Clients and 42% Funds. These AuM figures also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, Asset Management’s UK-based specialist in active investment products for retail investors continue to rise strongly.

An important component of the profitability of asset management firms is related to the absolute level and sentiment in equity markets, which impacts demand for asset management products. Results may therefore be volatile. ABN AMRO Asset Management is well diversified in terms of its geographic footprint, client groups and product offerings, which mitigate these risks.

Group Functions, incl. Group Services

(in millions of euros)			quarterly

	Q1 2005	Q4 2004	% change	Q1 2004	% change

Net interest	(10)	69		0
Net commissions	(29)	(11)		4
Net trading	12	(18)		12	0.0
Results from fin. transactions	166	4		280	(40.7)
Results equity holdings	54	26	107.7	(24)
Other revenue	2	3		0

Total operating income	195	73	167.1	272	(28.3)
Total operating expenses	38	(4)		3

Operating result	157	77	103.9	269	(41.6)
Provisioning	12	24	(50.0)	2

Operating profit before taxes	145	53	173.6	267	(45.7)
Taxes	28	(11)		87	(67.8)

Net operating profit	117	64	82.8	180	(35.0)
Discontinued operations (net)	0	1,065		46
Minority interests	4	5		7

Net profit	113	1,124	(89.9)	219	(48.4)

One-off charge		(177)
Taxes one-off charge		60

Net profit including spec. items	113	1,007		219	(48.4)

	31 Mar 05	31 Dec 04	% change

Staff (fte)	4,306	3,867	11.4
(in billions of euros)
Risk-weighted assets	3.5	3.0	16.7

First quarter 2005 compared with first quarter 2004

  Total operating income decreased by 28.3% to EUR 195 mln, mainly due to the absence of the gain on the sale of our stake in Bank Austria (EUR 115 mln) booked in the first quarter of 2004 (leading to lower results from financial transactions). The income from our share of Banca Antonveneta and Capitalia showed an increase in the first quarter of 2005 on the back of better results of those two banks (booked under results equity holdings).

  Operating expenses increased from EUR 3 mln to EUR 38 mln, partly due to share based payments.

  The operating result decreased by 41.6% to EUR 157 mln and net operating profit decreased by 35.0% to EUR 117 mln.

  Income from discontinued operations in the first quarter of 2004 represents the net profit of LeasePlan.

First quarter 2005 compared with fourth quarter 2004

  Total operating income increased by 167.1% to EUR 195 mln, mainly due to the increase in the results from financial transactions. Fourth quarter results from financial transactions was negatively impacted by the IFRS requirement to expense the reduction in time value on our EUR/USD option hedge. The first quarter results from equity holdings were positively impacted by the increase in income from our share of Banca Antonveneta and Capitalia.

  Operating expenses increased by EUR 42 mln, partly due to share based payments.

  The operating result increased by 103.9% to EUR 157 mln and net operating profit increased to EUR 117 mln.

  Discontinued operations in the fourth quarter of 2004 included the gain on the sale and net profit of LeasePlan.
  The one-off charge included the 2005 cost of buying off the profit sharing arrangement under the new Collective Labour Agreement in the Netherlands.

REPORT OF INDEPENDENT AUDITORS

Introduction
We have reviewed the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of 31 March 31, 2005 and the related consolidated income statement for the three month period ended 31 March 31, 2005 (as set out in appendix 1 and 2 further referred to as interim financial statements). These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

Scope
We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. Those standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements do not comply with the basis set out in ”The status of presented data” within appendix 6, which describes how International Financial Reporting Standards (“IFRS”) have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at December 31, 2005.

Emphasis of matter
Without qualifying our opinion, we draw attention to the fact that ”The status of presented data” within appendix 6 explains why there is a possibility that the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company’s financial position and results of operations in accordance with IFRS.

Amsterdam, 27 April 2005

Ernst & Young Accountants

Appendix 1
Consolidated income statement 2005-2004 (1)
(in millions of euros)

	Q1	Q4	Q3	Q2	Q1	Q1 / 05-04

	2005	2004	2004	2004	2004	% change

Net interest income	2,195	2,141	2,412	2,048	2,195	0.0
Payment services	310	359	337	315	313	(1.0)
Insurance	37	26	26	33	32	15.6
Securities	306	325	353	311	278	10.1
Asset management and trust funds	238	245	224	224	222	7.2
Guarantees	53	58	47	58	50	6.0
Other	123	193	128	206	202	(39.1)

Net commissions	1,067	1,206	1,115	1,147	1,097	(2.7)
Securities	63	38	38	30	73	(13.7)
Foreign exchange dealing	108	325	142	65	155	(30.3)
Derivatives	231	(70)	34	284	132	75.0
Other	(17)	(11)	15	3	56

Trading Income	385	282	229	382	416	(7.5)
Shares and participations	211	292	183	220	198	6.6
Derivatives	126	(174)	11	33	(26)
Debt instruments	53	49	(12)	7	135	(60.7)
Other revenue	(4)	84	(150)	117	(59)

Results from financial transactions	386	251	32	377	248	55.6
Results equity participations	80	101	35	61	9
Other revenue	454	153	301	412	537	(15.5)
Net sales private equity holdings	747	732	610	569	537	39.1

Total operating income	5,314	4,866	4,734	4,996	5,039	5.5
Staff costs	1,788	1,826	1,768	1,747	1,798	(0.6)
Other administrative expenses	1,298	1,253	1,203	1,241	1,162	11.7
Depreciation	231	248	288	325	265	(12.8)
Restructuring charges and buy off CLA	0	967	0	0	0
Goods and materials private equity holdings	631	287	410	485	483	30.6

Total operating expenses	3,948	4,581	3,669	3,798	3,708	6.5
Operating result	1,366	285	1,065	1,198	1,331	2.6
Provisioning	99	167	138	102	209	(52.6)

Operating profit before taxes	1,267	118	927	1,096	1,122	12.9
Taxes	347	(86)	290	234	332	4.5

Net operating profit	920	204	637	862	790	16.5
Discontinued operations (net)	0	1,065	275	53	54
Minority interests	25	10	20	26	19	31.6

Net profit	895	1,259	892	889	825	8.5
Earnings per ordinary share of EUR 0.56 (in euros) (2)	0.54	0.75	0.54	0.54	0.50
Average exchange EUR/USD-rate	1.31	1.32	1.22	1.21	1.24	5.6

(1)	2004 unaudited.

(2)	Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 March 2005 (1)

(in millions of euros)

	31 Mar	31 Dec	%
	2005	2004	change
Assets
Cash and cash equivalents	10,545	17,896	(41.1)
Financial assets held for trading	169,306	167,035	1.4
Investments	117,696	109,986	7.0
Loans and advances banks	92,224	82,862	11.3
Loans and advances customers	323,898	296,078	9.4
Prepayments and accrued income	5,125	5,740	(10.7)
Investments in associates	2,358	2,214	6.5
Property and equipment	7,480	7,173	4.3
Goodwill and other intangibles	3,536	3,437	2.9
Other assets	10,764	9,355	15.1

	742,932	701,776	5.9

Liabilities
Financial liabilities held for trading	132,475	129,506	2.3
Due to banks	143,131	133,859	6.9
Due to customers	298,865	284,072	5.2
Issued debt securities	108,416	97,289	11.4
Accruals and deferred income	6,831	8,074	(15.4)
Provisions	10,931	8,897	22.9
Other liabilities	6,649	6,840	(2.8)

Total liabilities excluding subordinated liabilities	707,298	668,537	5.8
Subordinated liabilities	17,996	16,687	7.8
Minority interests	1,502	1,737	(13.5)
Share capital	954	954	0.0
Share premium	2,564	2,564	0.0
Reserves	11,887	10,988	8.2
Net gains / (losses) not recognised in the income statement	731	309	136.6

Shareholders' equity	16,136	14,815	8.9
Group equity	17,638	16,552	6.6

Group capital	35,634	33,239	7.2

	742,932	701,776	5.9

Exchange EUR/USD-rate	1.30	1.36	(4.4)

(1) 2004 unaudited.

Appendix 3

Analysis of loans and advances customers by SBU
(in billions of euros)

	31 Mar	31 Dec
	2005	2004	% change
Consumer & Commercial Clients	178.4	170.4	4.7
Wholesale Clients	132.8	113.1	17.4
Private Clients	7.6	7.4	2.7
Group Functions incl. Group Services	5.1	5.2	(1.9)

Group	323.9	296.1	9.4

Staff
(fte)
	31 Mar	31 Dec
	2005	2004	change

Consumer & Commercial Clients	69,889	70,193	(304)
Wholesale Clients	16,887	17,366	(479)
Private Equity	117	115	2
Private Clients	3,941	3,960	(19)
Asset Management	1,934	1,919	15
Group Functions incl. Group Services	4,306	3,867	439

Group	97,074	97,420	(346)

Other information
	31 Mar	31 Dec
	2005	2004	% change

Number of ordinary shares outstanding (in millions)	1,669.3	1,669.2	0.0
Net asset value per ordinary share (in euros)	9.67	8.88	8.9
Number of preference shares (in millions)	1,369.8	1,369.8
Average equity (in millions)	14,842	12,995
Return on average equity	24.1%	29.7%
Earnings per share (in euros)	0.54	2.33
Earnings per share, excluding special items (in euros)	0.54	1.95
Changes in shareholders' equity
(in millions of euros)
	Q1 2005

Shareholders' equity as at the beginning of January	14,815
Net profit	895
Share based payments	15
Movements special components of equity	171
Revaluation and others	(10)
Currency translation differences	250

Shareholders' equity as at the end of March	16,136

Cash flow statement
(in millions of euros)
	Q1 2005

Liquid funds as at the beginning of January	8,603
Net cash flow from operations / banking activities	(7,504)
Net cash flow from investment activities	(6,666)
Net cash flow from financing activities	8,632
Currency translation differences	(59)

Liquid funds as at the end of March	3,006

Appendix 4a

Breakdown income statement first quarter 2005
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	644	570	420	65	115	116	1
Net commissions	174	145	59	54	4	145	140
Net trading	12	20	2	6	0	10	3
Result from financial transactions	0	(1)	2	(1)	7	1	9
Result equity investments	3	1	4	13	1	0	2
Other revenue	36	93	38	1	80	15	2

Total operating income	869	828	525	138	207	287	157
Total operating expenses	652	503	331	77	84	201	114

Operating result	217	325	194	61	123	86	43
Provisioning	64	5	63	9	2	(1)	0

Operating profit before taxes	153	320	131	52	121	87	43
Taxes	46	102	43	12	40	24	12

Net operating profit	107	218	88	40	81	63	31
Minority interests	(1)	1	2	0	1	0	4

Net profit	108	217	86	40	80	63	27

Efficiency ratio	75.0%	60.7%	63.0%	55.8%	40.6%	70.0%	72.6%
Staff (fte)	20,009	16,863	26,848	4,371	1,798	3,941	1,934
(in billions of euros)
Total assets	88.2	80.0	15.0	6.0	39.2	16.0	1.4
Risk-weighted assets	57.6	57.8	9.9	4.9	23.8	7.2	1.7

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	325	(10)	(6)		2,240	(45)	2,195
Net commissions	372	(29)	3		1,067	0	1,067
Net trading	325	12	(4)		386	(1)	385
Result from financial transactions	89	166	119		391	(5)	386
Result equity investments	2	54	0		80	0	80
Other revenue	13	2	1		281	289	570

Total operating income	1,126	195	113		4,445	238	4,683
Total operating expenses	1,079	38	17		3,096	221	3,317

Operating result	47	157	96		1,349	17	1,366
Provisioning	(57)	12	2		99	0	99

Operating profit before taxes	104	145	94		1,250	17	1,267
Taxes	34	28	(5)		336	11	347

Net operating profit	70	117	99		914	6	920
Minority interests	3	4	5		19	6	25

Net profit	67	113	94		895	0	895

Efficiency ratio, excl. special items	95.8%				69.7%		70.8%
Staff (fte)	16,887	4,306	117		97,074
(in billions of euros)
Total assets	430.6	64.4	2.1		742.9
Risk-weighted assets	77.3	3.5	1.9		245.6

Appendix 4b

Breakdown income statement fourth quarter 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	642	549	363	60	111	103	(1)
Net commissions	170	145	89	46	5	140	147
Net trading	11	22	26	1	0	13	5
Result from financial transactions	0	(34)	1	4	7	(1)	3
Result equity investments	8	0	7	11	(1)	11	0
Other revenue	20	187	47	24	62	19	20

Total operating income	851	869	533	146	184	285	174
Total operating expenses	635	493	332	98	97	194	127

Operating result	216	376	201	48	87	91	47
Provisioning	41	23	52	18	14	(1)	0

Operating profit before taxes	175	353	149	30	73	92	47
Taxes	52	112	62	6	22	29	17

Net operating profit	123	241	87	24	51	63	30
Minority interests	0	0	(8)	(1)	1	0	3

Net profit	123	241	95	25	50	63	27

Restructuring charge & CLA	(287)	(61)	(2)	(2)		(56)	(1)
Taxes on restructuring charge & CLA	99	21	1	1		20

Net Profit, incl. special items	(65)	201	94	24	50	27	26

Efficiency ratio	74.6%	56.7%	62.3%	67.1%	52.7%	68.1%	73.0%
Staff (fte)	19,846	17,159	26,800	4,616	1,772	3,960	1,919
(in billions of euros)
Total assets	86.6	73.6	14.0	5.3	38.3	15.3	1.0
Risk-weighted assets	55.5	53.8	9.3	4.4	22.8	6.8	1.2

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	267	69	(12)		2,151	(10)	2,141
Net commissions	471	(11)	4		1,206	0	1,206
Net trading	221	(18)	1		282	0	282
Result from financial transactions	33	4	276		293	(42)	251
Result equity investments	39	26	0		101	0	101
Other revenue	61	3	(24)		419	179	598

Total operating income	1,092	73	245		4,452	127	4,579
Total operating expenses	1,202	(4)	18		3,192	135	3,327

Operating result	(110)	77	227		1,260	(8)	1,252
Provisioning	(5)	24	1		167	0	167

Operating profit before taxes	(105)	53	226		1,093	(8)	1,085
Taxes	(65)	(11)	1		225	1	226

Net operating profit	(40)	64	225		868	(9)	859
Discontinued operations (net)	0	1,065	0		1,065	0	1,065
Minority interests	1	5	18		19	(9)	10

Net profit	(41)	1,124	207		1,914	0	1,914

Restructuring charge & CLA	(381)	(177)			(967)		(967)
Taxes on restructuring charge & CLA	110	60			312		312

Net Profit, incl. special items	(312)	1,007	207		1,259	0	1,259

Efficiency ratio, excl. special items	110.1%				71.7%		72.7%
Staff (fte)	17,366	3,867	115		97,420
(in billions of euros)
Total assets	405.2	60.6	1.9		701.8
Risk-weighted assets	72.9	3.0	1.9		231.6

Appendix 4c

Breakdown income statement third quarter 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	629	549	409	61	110	105	2
Net commissions	156	158	84	44	5	120	132
Net trading	7	27	(24)	5	0	10	2
Result from financial transactions	1	(85)	0	1	(7)	(1)	2
Result equity investments	6	1	2	11	1	1	2
Other revenue	17	87	36	21	61	14	0

Total operating income	816	737	507	143	170	249	140
Total operating expenses	609	483	341	85	68	200	104

Operating result	207	254	166	58	102	49	36
Provisioning	38	68	54	10	(3)	(1)	0

Operating profit before taxes	169	186	112	48	105	50	36
Taxes	56	36	67	10	35	16	11

Net operating profit	113	150	45	38	70	34	25
Discontinued operations (net)	0	0	0	224	0	0	0
Minority interests	1	1	2	1	(1)	0	1

Net profit	112	149	43	261	71	34	24

Efficiency ratio	74.6%	65.5%	67.3%	59.4%	40.0%	80.3%	74.3%

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	531	35	5		2,436	(24)	2,412
Net commissions	410	5	1		1,115	0	1,115
Net trading	247	(46)	1		229	0	229
Result from financial transactions	11	(40)	143		25	7	32
Result equity investments	27	(16)	0		35	0	35
Other revenue	15	0	0		251	250	501

Total operating income	1,241	(62)	150		4,091	233	4,324
Total operating expenses	1,082	20	38		3,030	229	3,259

Operating result	159	(82)	112		1,061	4	1,065
Provisioning	(36)	(3)	11		138	0	138

Operating profit before taxes	195	(79)	101		923	4	927
Taxes	62	(8)	4		289	1	290

Net operating profit	133	(71)	97		634	3	637
Discontinued operations (net)	0	51	0		275	0	275
Minority interests	0	6	6		17	3	20

Net profit	133	(26)	91		892	0	892

Efficiency ratio	87.2%				74.1%		75.4%

Appendix 4d

Breakdown income statement second quarter 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	625	613	357	59	102	105	2
Net commissions	142	157	75	43	4	138	128
Net trading	9	22	10	5	0	12	1
Result from financial transactions	0	(79)	0	0	3	3	4
Result equity investments	10	0	1	12	0	0	0
Other revenue	27	66	35	19	56	15	0

Total operating income	813	779	478	138	165	273	135
Total operating expenses	626	537	300	84	66	201	105

Operating result	187	242	178	54	99	72	30
Provisioning	33	5	56	7	0	3	0

Operating profit before taxes	154	237	122	47	99	69	30
Taxes	50	75	24	9	20	17	10

Net operating profit	104	162	98	38	79	52	20
Discontinued operations (net)	0	0	0	7	0	0	0
Minority interests	0	1	3	0	1	0	3

Net profit	104	161	95	45	78	52	17

Efficiency ratio	77.0%	68.9%	62.8%	60.9%	40.0%	73.6%	77.8%

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	329	(107)	(12)		2,073	(25)	2,048
Net commissions	455	3	2		1,147	0	1,147
Net trading	307	16	1		383	(1)	382
Result from financial transactions	23	228	180		362	15	377
Result equity investments	4	34	0		61	0	61
Other revenue	14	3	0		235	261	496

Total operating income	1,132	177	171		4,261	250	4,511
Total operating expenses	1,033	67	43		3,062	251	3,313

Operating result	99	110	128		1,199	(1)	1,198
Provisioning	(5)	0	3		102	0	102

Operating profit before taxes	104	110	125		1,097	(1)	1,096
Taxes	5	17	11		238	(4)	234

Net operating profit	99	93	114		859	3	862
Discontinued operations (net)	1	45	0		53	0	53
Minority interests	4	5	6		23	3	26

Net profit	96	133	108		889	0	889

Efficiency ratio	91.3%				71.9%		73.4%

Appendix 4e

Breakdown income statement first quarter 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	612	516	378	57	93	103	1
Net commissions	163	150	69	40	4	146	128
Net trading	9	29	(13)	4	0	10	1
Result from financial transactions	0	(63)	1	1	0	0	1
Result equity investments	8	0	0	10	0	2	0
Other revenue	17	158	31	20	56	11	14

Total operating income	809	790	466	132	153	272	145
Total operating expenses	633	512	322	77	59	193	106

Operating result	176	278	144	55	94	79	39
Provisioning	61	47	57	6	(2)	(1)	0

Operating profit before taxes	115	231	87	49	96	80	39
Taxes	37	72	15	9	30	24	8

Net operating profit	78	159	72	40	66	56	31
Discontinued operations (net)	0	0	0	8	0	0	0
Minority interests	0	0	2	0	0	0	1

Net profit	78	159	70	48	66	56	30

Efficiency ratio	78.2%	64.8%	69.1%	58.3%	38.6%	71.0%	73.1%

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	472	0	(13)		2,219	(24)	2,195
Net commissions	392	4	1		1,097	0	1,097
Net trading	363	12	1		416	0	416
Result from financial transactions	(26)	280	61		255	(7)	248
Result equity investments	13	(24)	0		9	0	9
Other revenue	23	0	0		330	261	591

Total operating income	1,237	272	50		4,326	230	4,556
Total operating expenses	1,085	3	16		3,006	219	3,225

Operating result	152	269	34		1,320	11	1,331
Provisioning	38	2	1		209	0	209

Operating profit before taxes	114	267	33		1,111	11	1,122
Taxes	36	87	6		324	8	332

Net operating profit	78	180	27		787	3	790
Discontinued operations (net)	0	46	0		54	0	54
Minority interests	2	7	4		16	3	19

Net profit	76	219	23		825	0	825

Efficiency ratio	87.7%				69.5%		70.8%

Appendix 5

Breakdown income statement full year 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest revenue	2,508	2,227	1,507	237	416	416	4
Net commissions	631	610	317	173	18	544	535
Net trading	36	100	(1)	15	0	45	9
Result from financial transactions	1	(261)	2	6	3	1	10
Result equity investments	32	1	10	44	0	14	2
Other revenue	81	498	149	84	235	59	34

Total operating income	3,289	3,175	1,984	559	672	1,079	594
Total operating expenses	2,503	2,025	1,295	344	290	788	442

Operating result	786	1,150	689	215	382	291	152
Provisioning	173	143	219	41	9	0	0

Operating profit before taxes	613	1,007	470	174	373	291	152
Taxes	195	295	168	34	107	86	46

Net operating profit	418	712	302	140	266	205	106
Discontinued operations (net)	0	0	0	239	0	0	0
Minority interests	1	2	(1)	0	1	0	8

Net profit	417	710	303	379	265	205	98

Restructuring charge	(287)	(61)	(2)	(2)		(56)	(1)
Taxes on restructuring charge	99	21	1	1		20

Net Profit, incl. special items	229	670	302	378	265	169	97

Efficiency ratio	76.1%	63.8%	65.3%	61.5%	43.2%	73.0%	74.4%

	WCS	GF/GSS	Private		Group	Private	Group
			Equity		excl.	Equity	incl.
					(cons.eff.)	(cons.eff.)	(cons.eff.)

Net interest revenue	1,599	(3)	(32)		8,879	(83)	8,796
Net commissions	1,728	1	8		4,565	0	4,565
Net trading	1,138	(36)	4		1,310	(1)	1,309
Result from financial transactions	41	472	660		935	(27)	908
Result equity investments	83	20	0		206	0	206
Other revenue	113	6	(24)		1,235	951	2,186

Total operating income	4,702	460	616		17,130	840	17,970
Total operating expenses	4,402	86	115		12,290	834	13,124

Operating result	300	374	501		4,840	6	4,846
Provisioning	(8)	23	16		616	0	616

Operating profit before taxes	308	351	485		4,224	6	4,230
Taxes	38	85	22		1,076	6	1,082

Net operating profit	270	266	463		3,148	0	3,148
Discontinued operations (net)	1	1,207	0		1,447	0	1,447
Minority interests	7	23	34		75	0	75

Net profit	264	1,450	429		4,520	0	4,520

Restructuring charge & CLA	(381)	(177)			(967)		(967)
Taxes on restructuring charge & CLA	110	60			312		312

Net Profit, incl. special items	(7)	1,333	429		3,865	0	3,865

Efficiency ratio	93.6%				71.7%		73.0%

Appendix 6

Application of IFRS by ABN AMRO

Status of presented data

The 2004 financial statements were the last financial statements prepared in accordance with Dutch GAAP. Like all other EU listed companies, we adopted IFRS for external reporting purposes as of January 1, 2005. In order to provide shareholders with comparative data throughout 2005, we made a transition to IFRS on a dual reporting basis as from January 1, 2004. This transition incorporated the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). Comparative data is unaudited and will remain so until we issue our full IFRS financial statements in March 2006. For this reason, amongst others, changes may be required to the presented comparatives.

In many respects the change to IFRS has been a gradual process for Dutch organizations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 Financial Instruments, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences discussed below (see Key Differences between Dutch GAAP and IFRS). A full set of our Dutch GAAP policies is available in our 2004 Annual Report.

The IFRS data is prepared in accordance with endorsed IFRS standards issued at December 31, 2004, which are anticipated to be consistently applied throughout 2005 except for the following; the IASB has recently issued a new framework for electing financial liabilities (and assets) to fair value through profit and loss to address EU concerns, which is receiving positive comment from the financial community, consequently we anticipate applying these revised rules to certain debt instruments later in 2005. We expect this change to have an immaterial effect on net income and shareholders’ equity however such a change will enable us to continue managing such instruments in a manner consistent with our existing risk management practices.

Key differences between Dutch GAAP and IFRS
Dutch GAAP	IFRS

Consolidation

Dutch GAAP allows certain controlled investments not to be consolidated. One such exemption applies to Private Equity investments.	IFRS requires all controlled investments to be consolidated. This impacts a number of our Private Equity investments. To improve transparency we will present Private Equity separately, with its own Profit & Loss statements.

Goodwill and Other Acquired Intangibles

Goodwill, including other acquired intangibles arising from acquisitions of subsidiaries and participating interests, is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and associates over the estimated market value of net assets at the acquisition date. Goodwill is capitalized and deemed to have an indefinite life and therefore not amortized; however, it is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists, mortgage service rights and contractual rights are capitalized and amortized over their respective useful lives. Under IFRS this requirement is applied prospectively; therefore, there is no impact on shareholders’ equity at January 1, 2004.
Preference Shares and Trust Preferreds

Preferred securities issued by us are presented as equity and trust preferred securities as	IFRS requires the reclassification from equity to debt of preferred securities and a reclassification of trust preferred securities from

Dutch GAAP	IFRS

minority interest.	minority interest to liabilities because we, the issuer, do not have full discretion regarding payment of dividends. Consequently, the cost of servicing these securities will be reported as interest expense.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve.	All bonds and similar debt securities included in the investment portfolio that are traded on an active market are typically classified as “available for sale.” If certain conditions are met, a ‘Held to Maturity’ designation is permitted. Held to Maturity investments continue to be valued at amortized cost. IFRS requires that investment securities classified as available for sale be stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives in an IFRS hedge relationship are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on disposal. Impairment losses are recorded in income.

Loan Provisioning

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks.	The fund for general banking risks is considered to be a general allowance for loan losses. General loan loss reserves are not permitted under IFRS. Therefore, the fund is transferred to Shareholders’ Equity at January 1, 2004.

Under Dutch GAAP, certain general provisions were maintained.	Under IFRS, it is required to make a provision for incurred but not identified loan losses. This provision is calculated on a portfolio basis based on expected recoveries.

Under Dutch GAAP, specific provisions against non-performing loans are determined by estimating expected recoveries on an undiscounted basis.	Under IFRS, specific loan provisions should be determined by reference to expected recoveries on a discounted basis.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	Under IFRS, all derivatives are recognized as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

Fair Valuation – Private Equity

Under Dutch GAAP, Private Equity investments	Under IFRS, Private Equity investments that are

Dutch GAAP	IFRS

are typically held at cost (less impairment where required).	not controlled, are to be held at fair value with changes in fair value reported through income.

Other Fair Value Changes

Under Dutch GAAP, instruments issued or purchased with embedded features were accounted for as one position.	IFRS requires embedded features that are considered not to be closely related to the host instrument to be separated, classified as a derivative and recorded at fair value.

Under Dutch GAAP, the trading book is held at fair value.	Under IFRS, the trading book is also held at fair value, however, specific guidance is given on how to account for fair value upon initiation of a contract. The IFRS rules require any profit or loss apparent on ‘day one’ not determined by direct reference to a market price to be recognized in the period in which the value of such instruments become observable.

Under Dutch GAAP, market values are determined by reference to mid-prices.	IFRS requires the use of bid/offer valuation techniques.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.

The carrying amount or book basis of servicing rights includes the unamortized cost of servicing rights, deferred realized gains and losses on derivative hedges, valuation reserves and unamortized option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.	The IFRS policy for mortgage servicing rights is generally consistent with Dutch GAAP. However, the carrying amount of servicing rights under IFRS does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2004. Under IFRS, the components of the carrying amount of servicing rights include their unamortized cost and the basis adjustment arising from open fair value hedges of servicing rights.

The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Property and Development

Bank premises, including land, are stated at current value based on replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

Leasing

Under Dutch GAAP, the majority of our Leasing business was accounted for as a financing arrangement.	Under IFRS, a major part of our leasing business was assessed to be an operating lease. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.
Pension Costs

We adopted SFAS 87 under Dutch GAAP as of	With respect to pensions, IFRS allows to charge

Dutch GAAP	IFRS

January 1, 2002. SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. We adopted SFAS 87 as of January 1, 1994.	all cumulative actuarial differences against Shareholders Equity at January 1, 2004.

Share-based Payments

Under Dutch GAAP, equity settled share options schemes are recorded based on the intrinsic values at grant date, which in all cases is zero.	Under IFRS, the fair value of equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

Taxes

Deferred tax assets and liabilities are recorded on a discounted basis.	Under IFRS, both deferred tax assets and liabilities are established on a nominal basis.

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the previous period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is an IFRS financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable IFRS actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the quarter ended 31 March 2005 are multiplied by the average monthly exchange rates of the first quarter of 2004 to compare with the results of the first quarter of 2004 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2005 compared with 2004.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

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ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Three months ended March 31, 2005	Three months ended December 31, 2004	Three months ended September 30, 2004	Three months ended June 30, 2004	Three months ended March 31, 2004

			unaudited
	(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes	1,267	1,179	1,219	1,165	1,192
Add: Fixed Charges	746	893	824	643	926

Earnings before Taxes and Fixed Charges	2,013	2,072	2,043	1,808	2,118
Fixed Charges	746	893	824	643	926
Ratio of Earnings to Fixed Charges	2.70	2.32	2.48	2.81	2.29

Including Interest on Deposits(1)
Fixed Charges as above	746	893	824	643	926
Add: Interest on deposits	3,312	2,927	2,639	2,676	2,438

Total Fixed Charges and Interest on deposits	4,058	3,819	3,463	3,319	3,364
Earnings before Taxes and Fixed Charges	2,013	2,072	2,043	1,808	2,118
Add: Interest on deposits	3,312	2,927	2,639	2,676	2,438

Earnings before Taxes and
Fixed Charges and Interest on deposits	5,325	4,998	4,682	4,484	4,556
Ratio of Earnings to Fixed Charges	1.31	1.31	1.35	1.35	1.35

(1) Deposits include Banks and Total customer accounts.

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Item 3

Paris, 19th of April 2005

Press Release

BNP Paribas Private Bank to acquire Nachenius, Tjeenk & Co. N.V. from ABN AMRO

ABN AMRO and BNP Paribas announced today that they have entered into an agreement whereby BNP Paribas Private Bank will acquire Nachenius, Tjeenk & Co. N.V., an exclusive Dutch private bank from ABN AMRO. Nachenius, Tjeenk & Co manages over EUR 1.3 billion on behalf of high net worth individuals, associations and foundations. Its history dates back to 1790. The bank employs around 60 people. The transaction is subject to the usual completion conditions and the approval of the relevant regulatory bodies. It is expected to be finalized at the very beginning of the second half of 2005.

With this acquisition, BNP Paribas Private Bank expands its activities to the Netherlands. Alain Papiasse, Head of BNP Paribas’ Asset Management & Services Core business, stated “Nachenius, Tjeenk & Co is the solid and high-quality platform we were looking for to enter the Dutch private banking market”. François Debiesse, Head of BNP Paribas Private Bank, added: “We are very pleased about this acquisition which completes our presence in the most attractive European onshore markets”.

Cees Bijloos, Managing Director of Nachenius, Tjeenk & Co: “We are delighted with this transaction. We are convinced that BNP Paribas is the right partner to effectively serve our clients and expand our business thanks to a broadened array of products and services. Our teams are looking forward to work closely with BNP Paribas in the future. Our combination with BNP Paribas will result in a very attractive opportunity for our clients and additional career perspectives for our employees”.

The decision to sell Nachenius, Tjeenk & Co is in accordance with ABN AMRO Private Banking’s strategy to focus on core activities. Financial terms of the transaction will not be disclosed.

Press contacts :
ABN AMRO
Carolien Pors:	(31 20 628 63 21

BNP Paribas
Michèle Sicard :	(33 1 40 14 70 61
Carine Lauru :	(33 1 42 98 15 91
Céline Castex :	(33 1 40 14 65 16

Note for the editors:

ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 608.6 bln (as at 31 December 2004). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 100,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US Midwest and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO Business Unit Private Clients provides private banking services to wealthy individuals and families. ABN AMRO is a leading player in private banking in the Netherlands and France, and has strong positions in Germany, Switzerland, Luxembourg, Miami and Asia. ABN AMRO Private Clients is among the top 10 providers of private banking services worldwide, with EUR 115 bln assets under administration (as at 31 December 2004).

BNP Paribas
BNP Paribas (www.bnpparibas.com) is a leading global financial services group, with solid roots in Europe and significant positions in Asia and the Americas. It is the first banking group in the Euro zone in terms of net income. The group has one of the largest international banking networks with a presence in 85 countries and close to 100 000 employees.

In the Netherlands, BNP Paribas is one of the most important non-Dutch banks offering the full range of corporate and investment banking products, securities services and asset management thereby presenting an extensive expertise to all of its Dutch corporates. In addition to these general banking services, BNP Paribas offers the following financial services in the Netherlands through its subsidiaries; Vehicle Leasing (Arval), Real Estate (Atis Real), Lease Services (BNPP Lease group), Insurance (Cardif), & Mortgages (UCB).

BNP Paribas Private Bank (privatebank.bnpparibas.com), the private banking arm of BNP Paribas is the undisputed leader in France and ranks in the 4th position in Europe. It occupies first-tier positions in all major international private banking centers globally. BNP Paribas Private Bank manages over €100 billion on behalf of its clientele.

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Item 4

Amsterdam, 19 April 2005

ABN AMRO: Bank of Italy approves increase stake in Banca Antonveneta to 20%

ABN AMRO announced today that it has received approval by the Bank of Italy to increase its stake in Banca Antonveneta to up to 20%. The request for approval from the Bank of Italy and other authorities to launch a cash offer for 100% of the entire share capital of Banca Antonveneta, as announced by ABN AMRO on 30 March, is still pending.

Last week, it was announced that ABN AMRO received approval from CONSOB for publication of the offering document, which will be published at the end of this week. The board of directors of Antonveneta announced a positive recommendation for ABN AMRO's offer last Friday.

  Press Relations Department
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